U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number 0-15474

[ ] Form 10-K and Form 10-KSB	[ ] Form 20-F	[ ] Form N-SAR
[ ] Form 11-K	[X] Form 10-Q and Form 10-QSB

For Period Ended……………………………………………………… December 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended………………………………………

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type ]
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I -- REGISTRANT INFORMATION

AmerAlia, Inc.
Full Name of Registrant

20971 E. Smoky Hill Rd.
Addresses of Principal Executive Office

Denver, CO 80015-5187
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed period.

Although the Company has completed its management accounting and report preparation, the company has been unable to complete its audit review procedures. An otherwise timely filing could not have been accomplished without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert C.J. van Mourik	(720) 876 2373
(Name)	(Telephone, including area code)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s). Yes [] No [X]

A filing on Form 10-QSB for the Quarter ended December 31, 2003 was filed on March 22, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
Yes [] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AmerAlia, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2005	By: /s/ Robert van Mourik
Robert van Mourik Executive Vice President & Chief Financial Officer